SCHEDULE 13G


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                              Primus Guaranty, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, par value $0.08 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G72457107
--------------------------------------------------------------------------------

                                 (CUSIP Number)


                                 October 5, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / / Rule 13d-1(b)
                  / / Rule 13d-1(c)
                  /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G                         -2-

CUSIP No. G72457107


--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          XL Capital Ltd
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
          (See Instructions)                               (a) / /
                                                           (b) / /

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization

          Bermuda
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                15,320,174 (see Item 4)
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8. Shared Dispositive Power

                                  15,320,174 (see Item 4)
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

          15,320,174
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                          / /
--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          34.7%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13G                         -3-


CUSIP No. G72457107


--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          XL Insurance (Bermuda) Ltd
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
          (See Instructions)                                     (a) / /
                                                                 (b) / /

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization

          Bermuda
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                14,901,481 (see Item 4)
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8. Shared Dispositive Power

                                  14,901,481 (see Item 4)
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

          14,901,481
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                      / /
--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          33.7%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13G                         -4-


CUSIP No. G72457107


--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          XL Capital Principal Partners I, L.L.C.
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
          (See Instructions)                                (a) / /
                                                            (b) / /

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                418,693 (see Item 4)
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8. Shared Dispositive Power

                                  418,693 (see Item 4)
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

          418,693
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                          / /
--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

          1.0%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          OO (Limited Liability Company)

                                  SCHEDULE 13G                         -5-


Item 1(a). Name of Issuer:

          Primus Guaranty, Ltd. (the "Issuer")


Item 1(b). Address of Issuer's Principal Executive Offices:

           Clarendon House, 2 Church Street
           Hamilton HM 11, Bermuda


Item 2(a). Name of Person Filing:

          This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Act:

          (i) XL Capital Ltd;

          (ii) XL Insurance (Bermuda) Ltd; and


          (iii) XL Capital Principal Partners I, L.L.C. (collectively the "Reporting Persons")

          XL Insurance (Bermuda) Ltd is the record owner of 13,486,735 shares of the Issuer's Common Shares and of warrants to purchase 1,414,746 Common Shares exercisable until March 14, 2007. XL Insurance (Bermuda) Ltd, a Bermuda corporation, is a wholly owned subsidiary of XL Capital Ltd.

          XL Capital Principal Partners I, L.L.C. is the record owner of 418,693 shares of the Issuer's Common Shares, par value $0.08 per share (the "Common Shares"). XL Capital Partners Corporation, a Cayman Islands corporation, a wholly owned subsidiary of XL Capital Ltd, is the General Partner of XL Capital Partners I, LP and XL Principal Partners I, LP, which are the Managing Members of XL Capital Principal Partners I, L.L.C.


Item 2(b). Address of Principal Business Office:

          The Address of the Principal Business Office of each Reporting Person is:

          XL House
          One Bermudiana Road
          Hamilton HM 11, Bermuda

Item 2(c). Citizenship:

          (i) XL Capital Ltd -- Bermuda

          (ii) XL Insurance (Bermuda) Ltd -- Bermuda

          (iii) XL Capital Principal Partners I, L.L.C. -- Delaware

Item 2(d). Title of Class of Securities:

          Issuer's Common Shares, par value $0.08 per share.

Item 2(e). CUSIP Number:

                                  SCHEDULE 13G                         -6-

          G72457107

Item 3. Not applicable.

Item 4. Ownership:

          (a) Amount beneficially owned by each Reporting Person:

                  (i) XL Capital Ltd                              15,320,174*
                  (ii) XL Insurance (Bermuda) Ltd                 14,901,481*
                  (iii) XL Capital Principal Partners I, L.L.C.      418,693*

                  *As of October 5, 2004, the completion date of the Issuer's initial public offering, and as of the date hereof, the amount beneficially owned by XL Capital Ltd includes 13,486,735 Common Shares owned by XL Insurance (Bermuda) Ltd, 418,693 Common Shares owned by XL Capital Principal Partners I, L.L.C. and warrants to purchase 1,414,746 Common Shares held by XL Insurance (Bermuda) Ltd. Such warrants are exercisable until March 14, 2007.

         (b) Percent of class:

                  (i) XL Capital Ltd                              34.7%**
                  (ii) XL Insurance (Bermuda) Ltd                 33.7%**
                  (iii) XL Capital Principal Partners I, L.L.C.    1.0%**

                  **These figures are calculated based on 42,787,843 Common
                    Shares issued and outstanding as of November 8, 2004, as reported in the Issuer's Form 10-Q for the period ended September 30, 2004, increased in the case of XL Insurance (Bermuda) Ltd and XL Capital Ltd, by warrants to purchase 1,414,746 Common Shares held by XL Insurance (Bermuda) Ltd.

         (c)
                  XL Capital Ltd
                  Number of shares as to which such person has:
                  (i)        sole power to vote or to direct
                             the vote:                                      0
                  (ii)       shared power to vote or to direct
                             the vote:                             15,320,174
                  (iii)      sole power to dispose or to direct
                             the disposition of:                            0
                  (iv)       shared power to dispose or to direct
                             the disposition of:                   15,320,174

                  XL Insurance (Bermuda) Ltd
                  Number of shares as to which such person has:
                  (i)        sole power to vote or to direct
                             the vote:                                      0
                  (ii)       shared power to vote or to direct
                             the vote:                             14,901,481
                  (iii)      sole power to dispose or to direct
                             the disposition of:                            0

                                  SCHEDULE 13G                         -7-


                  (iv)       shared power to dispose or to direct
                             the disposition of:                   14,901,481

                  XL Capital Principal Partners I, L.L.C.
                  Number of shares as to which such person has:
                  (i)        sole power to vote or to direct
                             the vote:                                      0
                  (ii)       shared power to vote or to direct
                             the vote:                                418,693
                  (iii)      sole power to dispose or to direct
                             the disposition of:                            0
                  (iv)       shared power to dispose or to direct
                             the disposition of:                      418,693

Item 5. Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
        Person:

         Not Applicable

Item 8. Identification and Classification of Members of the Group:

         See Exhibit A hereto.

Item 9. Notice of Dissolution of Group:

         Not Applicable

Item 10. Certifications:

         Not Applicable

                                  SCHEDULE 13G                         -8-


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2005
                                XL CAPITAL LTD

                                By:    /s/ Fiona E. Luck
                                       -----------------------------------------
                                Name:  Fiona E. Luck
                                Title: Executive Vice Prfesident, Global Head of
                                       Corporate Services and Assistant
                                       Secretary


                                XL INSURANCE (BERMUDA) LTD

                                By:    /s/ Christopher Coelho
                                       -----------------------------------------
                                Name:  Christopher Coelho
                                Title: Senior Vice President & Chief Financial
                                       Officer


                                XL CAPITAL PRINCIPAL PARTNERS I, L.L.C.

                                         By:  XL CAPITAL PARTNERS CORPORATION(1)

                                By:    /s/ Fiona E. Luck
                                       -----------------------------------------
                                Name:  Fiona E. Luck
                                Title: Director




----------

1 XL Capital Partners Corporation, a Cayman Islands corporation, is the General Partner of XL Capital Partners I, LP and XL Principal Partners I, LP, which are the Managing Members of XL Capital Principal Partners I, L.L.C.

                                    EXHIBIT A


                             Joint Filing Agreement


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, par value $0.08 per share, of Primus Guaranty, Ltd., a Bermuda company, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the date noted below.


Dated:  January 26, 2005
                                XL CAPITAL LTD

                                By:    /s/ Fiona E. Luck
                                       -----------------------------------------
                                Name:  Fiona E. Luck
                                Title: Executive Vice Prfesident, Global Head of
                                       Corporate Services and Assistant
                                       Secretary


                                XL INSURANCE (BERMUDA) LTD

                                By:    /s/ Christopher Coelho
                                       -----------------------------------------
                                Name:  Christopher Coelho
                                Title: Senior Vice President & Chief Financial
                                       Officer


                                XL CAPITAL PRINCIPAL PARTNERS I, L.L.C.

                                         By:  XL CAPITAL PARTNERS CORPORATION(1)

                                By:    /s/ Fiona E. Luck
                                       -----------------------------------------
                                Name:  Fiona E. Luck
                                Title: Director




----------

1 XL Capital Partners Corporation, a Cayman Islands corporation, is the General Partner of XL Capital Partners I, LP and XL Principal Partners I, LP, which are the Managing Members of XL Capital Principal Partners I, L.L.C.